UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               Sino Charter, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   82936L 10 0
                                 (CUSIP Number)

                             Pope Investments II LLC
                           Pope Asset Management, LLC
                                William P. Wells

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 4, 2008
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.      82936L 10 0

           NAMES OF REPORTING PERSONS:

    1      Pope Investments II LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
           (a)   |_|
           (b)   |_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY:
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS):
           WC
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e):                                              |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:

           Delaware
--------------------------------------------------------------------------------

                    7    SOLE VOTING POWER:

    NUMBER OF            5,600,000 shares of common stock
                   -------------------------------------------------------------

      SHARES        8    SHARED VOTING POWER:
   BENEFICIALLY
     OWNED BY            5,600,000 shares of common stock
                   -------------------------------------------------------------

       EACH         9    SOLE DISPOSITIVE POWER:
    REPORTING
      PERSON             5,600,000 shares of common stock
                   -------------------------------------------------------------

       WITH         10   SHARED DISPOSITIVE POWER:

                         5,600,000 shares of common stock
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           5,600,000 shares of common stock
--------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
           |-|
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
           51 %
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
           OO

CUSIP No.       82936L 10 0

           NAMES OF REPORTING PERSONS:
    1      Pope Asset Management, LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
           (a)   |_|
           (b)   |_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY:
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS):
           WC
--------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                             |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
           Tennessee
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER:

    NUMBER OF            5,600,000 shares of common stock
                   -------------------------------------------------------------

      SHARES        8    SHARED VOTING POWER:
   BENEFICIALLY
     OWNED BY            5,600,000 shares of common stock
                   -------------------------------------------------------------

       EACH         9    SOLE DISPOSITIVE POWER:
    REPORTING
      PERSON             5,600,000 shares of common stock
                   -------------------------------------------------------------

       WITH         10   SHARED DISPOSITIVE POWER:

                         5,600,000 shares of common stock
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           5,600,000 shares of common stock
--------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
                                                                             |_|
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
           51 %
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
           IA

CUSIP No.       82936L 10 0

           NAMES OF REPORTING PERSONS:
    1      William P. Wells
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
           (a)   |_|
           (b)   |_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY:
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS):
           WC
--------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                             |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
           Tennessee
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER:

    NUMBER OF            5,600,000 shares of common stock
                   -------------------------------------------------------------

      SHARES        8    SHARED VOTING POWER:
   BENEFICIALLY
     OWNED BY            5,600,000 shares of common stock
                   -------------------------------------------------------------

       EACH         9    SOLE DISPOSITIVE POWER:
    REPORTING
      PERSON             5,600,000 shares of common stock
                   -------------------------------------------------------------

       WITH         10   SHARED DISPOSITIVE POWER:

                         5,600,000 shares of common stock
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           5,600,000 shares of common stock
--------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
                                                                             |_|
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
           51 %
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
           IN

 Item 1.      Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the common stock of Sino Charter, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2888 Spring Lake Drive, Davidsonville, Maryland 21035.

Item 2.      Identity and Background.

(a) This statement is filed by and on behalf of: (i) Pope Investments II LLC, a Delaware limited liability company ("Pope 2"); (ii) Pope Asset Management, LLC, a Tennessee limited liability company ("Pope Asset"); and (iii) William P. Wells ("Mr. Wells"). Pope Asset serves as an investment adviser and/or manager to various persons, including Pope 2. Pope Asset is the sole manager for Pope 2 and has sole voting control and investment and disposition power and discretion with respect to all securities held by Pope 2. Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope 2. Mr. Wells is the sole manager of Pope Asset. Mr. Wells may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of Pope 2. Pope Asset and Mr. Wells each declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Each of the reporting persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer, or (ii) a member of any group with respect to the issuer or any securities of the issuer. Pope 2, Pope Asset and Mr. Wells have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b) The address of the principal office of the reporting persons is 5100 Poplar Ave Ste 805 Memphis TN 38137.

(c) The principal business of each of the reporting persons is as follows: (i) Pope 2 is a pooled investment company that is primarily invests in private equity, small public company investment opportunities that are more suited for a pooled investment company, short sell ideas, etc. (ii) Pope Asset Management is registered investment advisor that manages client assets by implementing a global, multi-cap, value investment strategy investing in companies that are deemed to be undervalued relative to their intrinsic value. Pope Asset Management is the manager of Pope 2, and (iii) Mr. Wells is the Chief Manager of Pope Asset Management and Managing Member of Pope 2.

(d) and (e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

(f) Citizenship of the reporting persons is as follows: (i) Pope 2 - Delaware,
(ii) Pope Asset Management - Tennessee, and (iii) Mr. Wells - Tennessee.

Item 3.      Source and Amount of Funds or Other Consideration.

     The Reporting Persons acquired 5,600,000 shares of common stock of the Issuer from MMH Group, LLC in exchange for $229,600 of its own funds.

Item 4.      Purpose of Transaction.

     On August 1, 2008, Pope 2 entered into an agreement (the "Stock Purchase Agreement") with MMH Group, LLC (whose managing partner, Matthew Hayden is the President, Chief Executive Officer, Secretary, and Chief Financial Officer of the Issuer) (the "Stock Purchase Agreement"). Pursuant to the terms and conditions of the Stock Purchase Agreement, Pope 2 acquired 5,600,000 shares of common stock of the Issuer or approximately 51% of the issued and outstanding shares of common stock of the Issuer. The transaction contemplated by the Stock Purchase Agreement closed on August 1, 2008. There are no material relationships between the Issuer or its affiliates, other than in respect of the Stock Purchase Agreement. The Reporting Persons have no definitive or specific plans or proposals that relate to or would result in the occurrence of any of the actions described in Items 4(a) through 4(j).

 Item 5.      Interest in Securities of the Issuer.

      (a) Each of the Reporting Persons is deemed to beneficially own 5,600,000 shares of common stock of the Issuer (constituting 51% of the Issuer's issued and outstanding common stock).

      (b) The Reporting Persons share the power to vote or to direct the vote and share the power to dispose or to direct the disposition of, the 5,600,000 shares of common stock of the Issuer that Pope 2 owns.

      (c) Transactions in the securities effected during the past sixty days:
None, other than the transactions described in Item 4 of this Schedule 13D.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Pope 2.

      (e) The date on which the Reporting Persons ceased to be beneficial owners of more than five percent of the class of securities: Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Except for the Stock Purchase Agreement described in Item 4 of this
Schedule 13D there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7.    Material to Be Filed as Exhibits.

     Exhibit A       Stock Purchase Agreement
     Exhibit B       Agreement Regarding the Joint Filing of Schedule 13D

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 11, 2008                 POPE INVESTMENTS II LLC


                                   /s/ William P. Wells
                                   ---------------------------------------------
                                   Pope Asset Management, LLC Manager
                                   William P. Wells, President


September 11, 2008                 POPE ASSET MANAGEMENT, LLC

                                   /s/ William P. Wells
                                   ---------------------------------------------
                                   William P. Wells, President


September 11, 2008                 WILLIAM P. WELLS


                                   /s/ William P. Wells
                                   ---------------------------------------------
                                   William P. Wells, Individually

                                    EXHIBIT A

                                    EXHIBIT B

                             Joint Filing Agreement


The undersigned hereby agree as follows:

     (i) Each of the undersigned is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

     (ii) Each of the undersigned is responsible for the timely filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


September 11, 2008                 POPE INVESTMENTS II LLC


                                   /s/ William P. Wells
                                   ---------------------------------------------
                                   Pope Asset Management, LLC Manager
                                   William P. Wells, President


September 11, 2008                 POPE ASSET MANAGEMENT, LLC

                                   /s/ William P. Wells
                                   ---------------------------------------------
                                   William P. Wells, President


September 11, 2008                 WILLIAM P. WELLS


                                   /s/ William P. Wells
                                   ---------------------------------------------
                                   William P. Wells, Individually